UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that, on December 18th, 2023, the Company and Auren Energia S.A. (B3: AURE3), through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), signed an investment contract for the constitution of a joint venture, of which each shareholder will detain 50%, aimed at the sale of customized renewable energy solutions throughout Brazil (“Operation”).

The joint venture will unite the expertise of two key brands in their segments: Auren, a reference in renewable energy generation and leader in energy sales in the country; and VIVO, leader of the Brazilian telecommunications market, with over 112 million accesses, and a digital platform that is a reference in technology and connectivity, with increasing presence in digital ecosystems in both B2C and B2B.

By combining Auren’s know-how in energy generation and commercialization with Telefônica Brasil’s scale, digital penetration and distribution capacity, the future joint venture intends to position itself in the free energy market in Brazil, that is gradually being implemented, and, starting in January 2024, will be accessible to business customers connected to the high-voltage grid with demand below 500kW. The potential market for the joint venture is estimated to be over 72 thousand large companies including factories, offices and commercial establishments, in addition to preparing to, in the future, operate in the low-voltage and residential segments, in a scenario of the complete opening of the Brazilian electricity market.

With the Operation, Telefônica Brasil strengthens its leadership position by increasing its value proposition, while also standing out for its commitment to ESG.

The closing of the Operation is subject to obtaining the applicable antitrust approvals, that are a precedent condition for the constitution of the joint venture. After its constitution, the new company will begin the necessary procedures to obtain the respective licenses and authorizations for the development of its business, whose activities are expected to start the second half of 2024, having its own independent team.

São Paulo, December 18th, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com.br

Website: ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 18, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director